

Mail Stop 4631

September 7, 2016

Via E-mail
Mr. Nelson E. Rowe
Vice President & Chief Accounting Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, TX 77002

> **Re:** **KBR, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2016**
> **Filed July 29, 2016**
> **File No. 1-33146**

Dear Mr. Rowe:

We have reviewed your July 27, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Backlog of Unfilled Orders, page 35

1.   We appreciate your response to prior comment one. We note that you calculate estimated backlog for long-term contracts associated with the U.K. government's privately financed initiatives or projects ("PFIs") based on the dollar equivalent value of work your client is

contractually obligated to pay you over the term of the contract. We also note that this amount includes the contractual minimum payments <u>plus</u> the value of work to be performed over the life of the contract. Please more fully explain to us the general terms and provisions of these contracts and how you account for them, specifically address when and how "contractual minimum payments" are determined and when and how you are reimbursed for "the value of work to be performed over the life of the contract."

<u>Item 8. Financial Statements and Supplementary Data, page 45</u>

<u>Note 2. Business Segment Information, page 62</u>
<u>Changes in Estimates, page 64</u>

2.   We note your response to prior comment three; however, in order to provide investors greater transparency into your operating results, including material uncertainties that could impact future results, please address the following:

- Revise your roll-forward of reserves for estimated losses on uncompleted contracts in future filings to include the gross amount of contract losses recorded in your statements of operations during each period presented as noted in your response;

- To the extent you do not believe you can disclose the total contract value of loss contracts, please tell us what disclosures you can provide in future filings to help investors better assess the amount of contract losses you record relative to contract values. Also, revise future filings to disclose the amount of backlog related to loss contracts; and

- Although we note all material contracts have the possibility of incurring losses; we assume you may experience difficulties/issues on contracts prior to the period in which you are required to record a contract loss. It continues to appear to us that you should revise future filings to address ongoing contracts in which material contract losses are reasonably possible.

<u>Form 10-Q for the Fiscal Quarter Ended June 30, 2016</u>

<u>Item 1. Financial Information, page 4</u>

<u>Note 2. Business Segment Information, page 11</u>
<u>Changes in Estimates, page 12</u>

3.   In regard to your disclosures related to the impact of material changes in estimates on your interim operating results, please address the following:

- More fully explain to us the specific facts and circumstances that occurred during the three months ended March 31, 2016 and the three months ended June 30, 2016 that resulted in additional material contract losses related to the EPC ammonia project in the U.S.;

- More fully explain to us why the expensed legal fees associated with the sodium dichromate litigation resulted in a favorable change in estimate during the three months ended June 30, 2016 based on the ruling you received on August 17, 2015; and

- More fully explain to us the specific facts and circumstances that occurred during the three months ended March 31, 2016 and the three months ended June 30, 2016 that resulted in additional material contract losses related to the power project.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and Construction